Exhibit 99.102

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

PROMETIC LIFE SCIENCES INC.

PROMETIC SCIENCES DE LA VIE INC.

Corporate name / Dénomination sociale

307730-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Cheryl Ringor

Deputy Director / Directeur adjoint

2018-11-13

Date of amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name

Dénomination sociale

PROMETIC LIFE SCIENCES INC.

PROMETIC SCIENCES DE LA VIE INC.

2	Corporation number

Numéro de la société

307730-6

3	The articles are amended as follows

Les statuts sont modifiés de la façon suivante

The corporation amends the description of classes of shares as follows:

La description des catégories d’actions est modifiée comme suit :

See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.

Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par Pierre Laurin
Pierre Laurin 450-781-0115

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Schedule / Annexe

Description of Classes of Shares / Description des catégories d’action

Schedule 1 to the Articles of Amendment dated January 25, 2013 containing the description of the share capital of the Corporation is hereby repealed and replaced by the following Schedule 1.

SCHEDULE 1

TO THE ARTICLES OF AMENDMENT

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

COMMON SHARES:

The Common Shares shall have the following rights, privileges, restrictions and conditions:

1. VOTING RIGHTS

The holders of Common Shares shall be entitled to one (1) vote for each Common Share held by them at all meetings of shareholders.

2. LIQUIDATION, DISSOLUTION OR OTHER DISTRIBUTION OF ASSETS

In the event of the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of assets of the Corporation, the holders of Common Shares shall be entitled to receive the remaining property of the Corporation, pari passu, to the exclusion of the holders of shares of any other class.

3. DIVIDENDS

The holders of Common Shares shall be entitled, pari passu, subject to the other provisions of this Schedule 1, to receive such dividends as may be declared by the directors of the Corporation from time to time.

4. AMENDMENTS SUBJECT TO CONFIRMATION BY ARTICLES OF AMENDMENT

Subject to confirmation by articles of amendment and the issue of a Certificate of Amendment, the director or directors of the Corporation may, at any time or times or from time to time, adopt a resolution or resolutions whereby the terms hereof and of the foregoing paragraphs may be altered, amended or repealed or the application thereof suspended in any particular case and changes made in the rights, privileges, restrictions and conditions attached to one or more classes of shares of the Corporation, but no such resolution shall have any force or effect until after it has been sanctioned by the vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) in value of the voting shares then outstanding and of at least sixty-six and two-thirds percent (66 2/3%) in value of shares of each class affected by such amendment, in each case voting separately as a class at a meeting or meetings specially called for such purpose.

PREFERRED SHARES:

The Preferred Shares are issuable in series and shall have the following rights, privileges, restrictions and conditions:

1. The directors of the Corporation may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

2. Subject to the provisions of paragraph 10, the holders of the Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to attend shareholders’ meetings.

3. The directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, restrictions, conditions and limitations to be attached to the Preferred Shares of each series including, without limiting the generality of the foregoing, the rate, amount or method of calculation of preferential dividends, whether or not cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction, if any, vested in the holders of Preferred Shares of such series, and the prices and the other terms and conditions of any rights of retraction, and whether any additional rights of retraction may be vested in such holders in the future, conversion rights (if any) or other provisions attached to the Preferred Shares of such series, the whole subject to the issue by the Director, Industry Canada, of a certificate of amendment in respect of articles of amendment in prescribed form to designate a series of shares.

4. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

5. The Preferred Shares shall be entitled to preference over the other classes of shares of the Corporation with respect to the payment of dividends and may also be given such other preferences over the other classes of shares of the Corporation as may be fixed by the directors of the Corporation as to the respective series authorized to be issued.

6. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary.

7. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the other classes of shares of the Corporation, be entitled to receive (i) an amount equal to the amount paid up on such shares, together with, in the case of cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said Preferred Shares, respectively, if they had been called for redemption by the Corporation on the date of distribution and, if said Preferred Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of said Preferred Shares, respectively.

8. No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Corporation ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the Preferred Shares nor, unless any such requirement is waived as part of the conditions, restrictions and limitations attached to a particular series of Preferred Shares, shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9. The Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attached to the Preferred Shares of such series as set forth in the resolution of the board of directors of the Corporation and certificate of amendment relating to such series.

10. The provisions of paragraphs 1 to 9, inclusive, and of this paragraph 10 may be deleted or varied in whole or in part by a Certificate of Amendment, but only with the prior approval of the holders of the Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act (or any other statutory provision of like or similar effect, from time to time in force). The approval of the holders of the Preferred Shares with respect to any and all matters hereinbefore referred to may be given by at least 2/3 of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose and held upon at least 21 days’ notice at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than 2/3 of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held.

SERIES A PREFERRED SHARES

The Series A Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, carry and be subject to the following designations, rights, privileges, restrictions and conditions:

Section 1. INTERPRETATION

(1) Defined Terms. The following definitions and interpretation rules apply in these Series A Preferred Share Terms:

Business Day means a day, other than a Saturday or Sunday, on which banks in Montreal, Québec are open for the general transaction of business.

Canadian Securities Laws means all applicable securities laws in each of the provinces and territories of Canada emanating from Governmental Authorities including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and the TSX Rules.

CBCA means the Canada Business Corporations Act.

Change of Control Event means the occurrence of any of the following events: (i) a capital reorganization of the Corporation, (ii) a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other person (other than an affiliate of the Corporation); (iii) a sale, lease, exclusive license, transfer, exchange or other disposition of all or substantially all or conveyance of the property directly or indirectly owned or held by the Corporation to any other person (other than an affiliate of the Corporation); (iv) the occurrence of any transaction or event as a result of which any person (or group of persons) purchases or acquires legal or beneficial ownership, either directly or indirectly, of more than 50% of the voting power of the outstanding voting securities of the Corporation; (v) a liquidation, dissolution or winding-up of the Corporation; or (vi) another similar transaction.

Common Shares means the common shares in the capital of the Corporation.

Control, Controlling or Controlled means, in respect of a particular person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ability to exercise voting power, by contract or otherwise (excluding, for avoidance of doubt, solely on account of any changes in management or the board of directors) made from time to time).

Governmental Authority means any United States, Canadian or other: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the TSX and Market Regulation Services Inc.

Holders means the holders of the Series A Preferred Shares.

Law means Canadian Securities Laws, US Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term applicable with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

Preferred Share Terms means the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class.

Redeem or Redeemable or Redemption means the redemption of Series A Preferred Shares, in accordance with these Series A Preferred Share Terms.

Redemption Amount means the consideration per Common Share (cash or otherwise), received by some or all holders of Common Shares upon the occurrence of a Change of Control Event. If the holders of Common Shares have the right to elect the kind or amount of consideration receivable upon the occurrence of a Change of Control Event, then the Holders shall have the right to make a similar election upon redemption with respect to the securities or property that the Holder will receive upon redemption.

Redemption Date means the date that Series A Preferred Shares are Redeemed, in accordance with these Series A Preferred Share Terms, which, for greater certainty, must be concurrently to, or after, the effective date of a Change of Control Event.

Redemption Notice has the meaning given to it in Section 5(2).

Securities Commissions means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer.

Series A Preferred Share Terms the rights, privileges, restrictions and conditions attached to the Series A Preferred Shares as a series.

TSX means the Toronto Stock Exchange.

TSX Rules means the TSX Corporation Manual.

US Securities Laws means all applicable U.S. federal and state securities laws including the respective rules and regulations made thereunder together with applicable rules, policies, notices, discretionary rulings and orders issued by applicable securities regulatory authorities having application, all as the same are in effect at the date hereof.

(2) Where a Redemption Date falls on a day that is not a Business Day, the relevant Redemption shall occur on the day that is the next day that is a Business Day.

Section 2. LIQUIDATION, DISSOLUTION OR OTHER DISTRIBUTION OF ASSETS

In the event of the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of assets of the Corporation, the Holders shall be entitled to receive property of the Corporation, with a value that equals to the amount that would have been received had the Holders been pari passu with the holders of Common Shares with respect to the remaining property of the Corporation (grossed up to include the Holders), such amount distributable to the Holders in priority to the distribution of the remaining property of the Corporation to the holders of Common Shares.

Section 3. DIVIDENDS

The Holders shall be entitled, pari passu with the holders of Common Shares, to receive such dividends as may be declared by the directors of the Corporation on the Common Shares from time to time.

Section 4. RESTRICTIONS ON TRANSFER

The Holders may not transfer, sell or trade the Series A Preferred Shares, except to affiliates of Holders, an “accredited investor” (as such term is defined in National Instrument 45-106 – Prospectus Exemptions) or otherwise permitted under Canadian Securities Laws or US Securities Laws. For greater certainty, this provision does not restrict or otherwise limit the Holders’ right to pledge, mortgage, hypothecate or encumber the Series A Preferred Shares that it holds.

Section 5. REDEMPTION UPON A CHANGE OF CONTROL EVENT

(1) General. Each Series A Preferred Share shall be redeemed by the Corporation upon the occurrence of a Change of Control Event in accordance with this Section 5, to the extent permitted by Law.

(2) Notice of Change of Control Event from Corporation. The Corporation shall promptly give notice to the Holders of the occurrence, or the upcoming occurrence, of a Change of Control Event, it being understood that the failure by the Corporation to give such notice to the Holders shall not in any way, impact, impair or affect the remedies available to the Holders upon the occurrence of a Change of Control Event.

(3) Redemption Notice from Holders. Upon receipt of a notice of the occurrence of a Change of Control Event in accordance with Section 5(2), each Holder may send a written Redemption notice to the Corporation’s registered office (the “Redemption Notice”) not less than five (5) Business Days prior to the Redemption Date. Each Redemption Notice shall state:

(a) the number of Series A Preferred Shares held by the Holder that the Corporation shall Redeem on the Redemption Date;

(b) the Redemption Date;

(c) the method of payment to the Holder and payment details;

(d) the form of consideration (cash or otherwise) to the extent an election is available to the holders of Common Shares; and

(e) if the Holder holds shares in certificated form, that the Holder is to surrender to the Corporation, in the manner and at the place designated, its certificate or certificates representing the Series A Preferred Shares to be Redeemed.

(4) Redemption. The Corporation shall pay the Holders the Redemption Amount, which shall be no later than five (5) Business Days after the Corporation has received the Redemption Notice. No Redemption under this Section 5 shall occur until a Redemption Notice shall have been delivered by the Holders under this Section 5.

(5) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each Holder shall, if such Holder holds the Series A Preferred Shares in certificated form, surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the Series A Preferred Shares represented by a certificate are Redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A Preferred Shares shall promptly be issued to such Holder.

(6) Additional Rights of the Holders upon a Change of Control Event. In addition to the remedies set out in this Section 5 upon the occurrence or existence of any Change of Control Event, the Holder may exercise any other right, power or remedy granted to it by the Preferred Share Terms, these Series A Preferred Share Terms or otherwise permitted to it by Law, including by suit in equity and/or by action at Law.

(7) Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Amount payable upon Redemption of all of the Series A Preferred Shares is paid or tendered for payment, then notwithstanding that any certificates evidencing any of the Series A Preferred Shares so called for Redemption shall not have been surrendered and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the Holders to receive the Redemption Amount without interest upon surrender of any such certificate or certificates therefor.

Section 6. REDEEMED OR OTHERWISE ACQUIRED SHARES

Any Series A Preferred Shares that are Redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and shall not be re-issued.

Section 7. WAIVER

Any of the rights, powers, preferences and other terms of the Series A Preferred Shares set forth herein may be waived on behalf of the Holders by the affirmative written consent of the Holders.

Section 8. NOTICES

Any notice required or permitted to be given to the Holders shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the CBCA, and shall be deemed sent upon such mailing or electronic transmission.

Section 9. AMENDMENTS

These Series A Preferred Share Terms may be repealed, altered, modified, amended or amplified only with the sanction of the Holders given as specified in the Preferred Share Terms, in addition to any other approval required by the CBCA.